UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                       (Amendment No. 0)

                       ASSURE DATA, INC.
-----------------------------------------------------------------
                        (Name of Issuer)

                 Common Stock, Par Value $0.001
-----------------------------------------------------------------
                 (Title of Class of Securities)

                          04622C 1 03
-----------------------------------------------------------------
                         (CUSIP Number)

                        November 6, 2006
-----------------------------------------------------------------
    (Date of Event which Requires Filing of this Settlement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G


  CUSIP No. 04622C 1 03                     Page  2  of  4   Pages

  1   Robert M. Lisle

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [   ]
                                                            (b)  [   ]

  3   SEC USE ONLY


  4   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.


                 5   SOLE VOTING POWER

                          266,667

   Number of     6   SHARED VOTING POWER
    Shares
 Beneficially              - 0 -
   Owned by
     Each        7   SOLE DISPOSITIVE POWER
   Reporting
    Person                266,667
     With
                 8   SHARED DISPOSITIVE POWER

                           - 0 -


  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           266,667

 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES [   ]

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.3%

 12   TYPE OF REPORTING PERSON*

           IN

Item 1.
     (a)  Name of Issuer:

               ASSURE DATA, INC.

     (b)  Address of Issuer's Principal Executive Offices:
          6680 Yosemite
          Dallas, Texas 75214

Item 2.

     (a)  Name of Person Filing:  Robert M. Lisle

     (b)  Business Address:
          6680 Yosemite
          Dallas, Texas 75214

     (c)  Citizenship: USA

     (d)  Title  of Class of Securities:  Common Stock, par value $0.001

     (e)  CUSIP Number 04622C 1 03

Item 3.   Not applicable

Item 4.   Ownership
          ---------

(a) Amount beneficially owned: 266,667 shares obtained in November 2002 in a private placement

(b)  Percent of class:  16.3%

(c)  Number of shares as to which the person has:

     (i)   Sole  power  to  vote or to direct  the  vote  266,667
              shares.

    (ii)   Shared power to vote or to direct the vote      0   .
                                                      ---------

   (iii) Sole power to dispose or to direct the disposition of 266,667 shares.

    (iv)   Shared  power to dispose or to direct the disposition
            of     0    .
               ---------

Item 5.   Ownership of Five Percent or Less of a Class
          --------------------------------------------

          Not applicable

Item 6.   Ownership  of  More  Than Five  Percent  on  Behalf  of
          Another Person
          -------------------------------------------------------

          Not applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported On By the
          Parent Holding Company
          -----------------------------------------------------

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.
          ---------------------------------------------------

          Not applicable.

Item 9.   Notice of Dissolution of Group
          ------------------------------

          Not applicable.

Item 10.  Certification
          -------------

     (a)  Not applicable

     (b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.


November 6, 2006
Date

                                   By:  /s/ Robert M. Lisle
                                      ---------------------------
                                        Robert M. Lisle